LEAD INVESTOR

Cuse Capital

Hologear is an innovative company that's disrupting the market. Originally they were in the sporting goods market shipping product out of their mothers garage. They've added a unique line of apparel and other accessory products that are revolutionary. They manage expenses extremely well and these young innovative thinkers will no doubt continue to be successful. They're creativity and entrepreneurship are reflective in their continued business success.

Invested $1,000 this round & $100,000 previously

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